EXHIBIT 21.1

Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable interest

Cemtrex Ltd	Hong Kong	September 4, 2013	100%
Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Advanced Technologies, Inc.	New York	July 11, 2017	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	72%
Vicon Industries Limited	United Kingdom	March 23, 2018	72%
IQinVision, Inc.	California	March 23, 2018	72%
Vicon Deutschland GmbH)	Germany	March 23, 2018	72%
TeleSite U.S.A., Inc.	New Jersey	March 23, 2018	72%
Vicon Systems Ltd.	Israel	March 23, 2018	72%